April 9, 2021

VIA EDGAR TRANSMISSION

Mr. Jason Cox

Mr. Ryan Sutcliffe

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File No. 333-253447

Dear Messrs. Cox and Sutcliffe:

On February 24, 2021, the Registrant filed an information statement under the Securities Act of 1933 on Form N-14 (the “N-14”) in connection with the reorganization of the Catalyst Small Cap Insider Buying Fund (the “Target Fund”) into the Catalyst Insider Buying Fund (the “Survivor Fund” and collectively, the “Funds”), both of which are series of the Registrant. On March 22, 2021, Mr. Cox provided accounting comments to the N-14 and, separately, Mr. Sutcliffe provided legal comments to the N-14. Please find below a summary of those comments and the Registrant’s responses, which it has authorized Thompson Hine LLP to make on its behalf. Additional disclosures appear italicized and deleted disclosures are struck through.

An amended N-14 is being filed contemporaneously with this filing and the Registrant seeks acceleration of its effectiveness.

Accounting Comments

Comment A: In the Fee and Expense Table, please confirm in correspondence that the fees shown represent the Funds’ current fees and expenses.

Response: The Registrant so confirms.

Comment B: In the capitalization table on page 22, please show the share adjustment in the Pro Forma row instead of the row for the Target Fund.

Response: The Registrant has amended the capitalization table accordingly.

Comment C: In the capitalization table, please confirm the tabulation of Total Net Assets for each class of the Funds. Please confirm they match the corresponding data in the Pro Forma Financial Information in the Statement of Additional Information.

Mr. Jason Cox

Mr. Ryan Sutcliffe

April 9, 2021

Response: The Registrant has verified the tabulation of net assets in the capitalization table and reconciled the Pro Forma financial information in the Statement of Additional Information accordingly.

Comment D: Please confirm that supplemental financial information otherwise required by Regulation S-X 6-11(d) is not applicable because no material changes in the portfolio holdings of the Target Fund will result due to the investment restrictions of the Acquiring Fund and because there are no material differences in the accounting policies of the Target Fund and the Acquiring Fund.

Response: The Registrant so confirms. There will no material change in the Target Fund’s investment portfolio as the Target Fund’s investment restrictions fall entirely within those of the Acquiring Fund. There are no material differences in the accounting policies of the Target Fund and the Acquiring Fund.

Comment E: Please revise the table in Note 3 to the Pro Forma Financial Information to reflect a negative number for any decrease in fees or expenses.

Response: The dollar amount of certain fees listed in the Pro Forma Financial Information increased because they are based on assets under management, and the assets under management of the Survivor Fund will increase as a result of the organization. However, expenses as a percentage of assets under management will decrease. The table in Note 3 has been revised to state the following to make this distinction clearer::

	Fee and Expense Increase (Decrease)

Net Expense Category	~~Dollar Amount~~	Percentage
~~Management Fee~~	~~$95,815~~	~~0.20%~~
Registration fees	~~$0~~	0.00%
Administration fees	~~$6,078~~	(0.01)%
Audit fees	~~$0~~	0.00%
Trustees’ fees	~~$0~~	0.00%
Legal fees	~~$1,307~~	0.00%

Mr. Jason Cox

Mr. Ryan Sutcliffe

April 9, 2021

Networking fees	~~$9,874~~	(0.02)%
Management services fees	~~$2,258~~	0.00%
Compliance officer fees	~~$200~~	0.00%
Custody fees	~~$0~~	0.00%
Total Pro Forma Net Expense Adjustment	~~$115,532~~	(0.024)%[1]

1 Due to rounding, the total does not correspond to the sum of the individual numbers in the table.

Legal Comments

Comment 1: Please ensure that the series and class identifiers for both Funds are properly listed on EDGAR in any subsequent amended filings. See Item 313(c) of Regulation S-T.

Response: The Registrant has added the appropriate class identifiers for the Target Fund on EDGAR.

Comment 2: The powers of attorney that are referenced in the N-14 are stale. It is the Staff’s position that powers of attorney for Form N-14 filings are consistent with Rule 483(b) of the Securities Act of 1933 (the “Securities Act”) if they specifically contemplate the transaction described in the Form N-14 or if they are executed within 6 months of the filing of a Form N-14.

Response: The Registrant believes that the Powers of Attorney on file with the SEC complies with Rule 483(b) in that it specifically contemplates registration statements on Form N-14. The Registrant notes that requiring a specific power of attorney for every document that is filed essentially nullifies the very expedience and convenience that powers of attorney presumably seek to provide.

Nevertheless, the Registrant notes that the amended N-14 has been signed by each of the Trustees in his own capacity.

Comment 3: Please ensure that the signature page is fully dated.

Response: The signature page is properly dated in the amended N-14.

Comment 4: Please ensure that the N-14 discusses the substance of the anticipated tax opinion and discloses the fact that the tax opinion is non-waivable pursuant to Staff Legal Bulletin 19. Please revise the Agreement and Plan of Reorganization to include the requirement of the tax opinion or explain supplementally why it is either unnecessary or inappropriate to do so.

Response: The Registrant has amended its disclosures on page 8 to state the following:

Mr. Jason Cox

Mr. Ryan Sutcliffe

April 9, 2021

Federal Tax Consequences

It is expected that the Reorganization itself will be a tax-free reorganization under Section 368(a) of the Internal Revenue Code. Accordingly, no gain or loss is expected to be recognized by the Funds as a direct result of the Reorganization. As a non-waivable condition to the Reorganization, the Trust will have received an opinion of counsel to the effect that the Reorganization should qualify as a tax-free reorganization for federal income tax purposes as defined by Section 368(a) of the Code.

The Registrant has amended its disclosures on page 21 to state the following:

Federal Income Taxes

The combination of the Target Fund and the Survivor Fund in the Reorganization is intended to qualify for federal income tax purposes as a separate tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). As a non-waivable condition of the closing of the Reorganization, the Trust will receive a legal opinion from Thompson Hine LLP to the effect that the Reorganization should be a tax-free reorganization. Accordingly ~~If the Reorganization so qualifies~~, neither the Target Fund nor its shareholders ~~will~~ should recognize gain or loss as a result of the Reorganization.

The Agreement and Plan of Reorganization has been revised accordingly.

Comment 5: Please add an undertaking in Part C to the N-14 that the Registrant will file the final tax opinion of counsel in a subsequent filing.

Response: The Registrant had added the following undertaking to Item 17 of Part C of the amended N-14:

(3) The undersigned registrant agrees that it will file the Legal Opinion on Tax Matters on Form POS-EX.

Comment 6: Please ensure all bracketed information is either confirmed or completed.

Response: The Registrant notes that all information is complete in the amended N-14. [Be sure to include shareholder information]

Mr. Jason Cox

Mr. Ryan Sutcliffe

April 9, 2021

Comment 7: In the shareholder letter and throughout the N-14, please provide the specific reasons for the reorganization pursuant to Item 4(a) of Form N-14. Such reasons should not be generic but should specific to the proposed reorganization of the Target Fund into the Survivor Fund.

Response: The Registrant has amended its disclosures in the shareholder letter, and where appropriate, to state the following:

The Board has concluded that the Reorganization is in the best interests of each of the Funds and their respective shareholders. In approving the Reorganization, the Board considered, among other things, the Funds’ identical investment objectives and substantial similarities between Funds’ principal investment strategies, the expected portfolio management efficiencies for the Survivor Fund, and the terms and conditions of the Agreement and Plan of Reorganization (the “Plan of Reorganization”). The Board considered that the Target Fund has less assets than the Survivor Fund and the Target Fund’s assets have declined since its inception. The Board also considered that it is not anticipated that the Reorganization will have any tax consequences for shareholders and that the costs of the Reorganization will be borne by Catalyst Capital Advisors LLC and not by the shareholders of either Fund.

Comment 8: Please reorganize the disclosures in the N-14 so that the information disclosed in response to Item 3(c) of Form N-14 follows immediately after the information disclosed in response to Item 3(b) of Form N-14. The Fees and Expenses table should not interrupt the presentation of information.

Response: The Registrant has reorganized it disclosures in the amended N-14 accordingly.

Comment 9: Please explain supplementally why the Registrant is using July 1, 2019 as the date of the Reorganization for the Pro Forma Fees and Expenses.

Response: The pro forma columns show expenses of the Survivor Fund as of the most recent fiscal year end, June 30, 2020. Because the pro forma columns attempt to show a full fiscal year expenses, it is assumed that the Reorganization took place on July 1, 2019. See Instruction 3(d)(ii)(A) to Item 3 of Form N-1A (“Restate the expense information using the current fees as if they had been in effect during the previous fiscal year.”).

Comment 10: Please disclose the time period for the maximum deferred sales charge in the Shareholder Fees table on page 6.

Response: The Registrant has amended its disclosures to state the following:

Mr. Jason Cox

Mr. Ryan Sutcliffe

April 9, 2021

Shareholder Fees (fees paid directly from your investment):

	Target Fund Class A shares	Survivor Fund Class A shares	Pro Forma Survivor Fund Class A shares
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	5.75%	5.75%
Maximum Deferred Sales Charge (Load) (as a % of the lower of original purchase price or redemption proceeds)[1]	1.00%	1.00%	1.00%

1In the case of investments at or above the $1 million breakpoint (where you do not pay an initial sales charge), a 1.00% maximum deferred sales charge may be assessed on shares redeemed within two years of purchase.

Class C and Class I shares do not pay any sales charges.

Comment 11: Please remove the reference to footnote 2 or add the missing footnote) in the Annual Fund Operating Expenses table on page 6.

Response: The Registrant has deleted the reference to footnote 2 in the Annual Fund Operating Expenses table.

Comment 12: In the Example for Class A shares on page 7, please consider whether additional line items are needed to show costs if the contingent deferred sales charge is imposed on the Target Fund, Survivor Fund and Pro Forma Survivor Fund.

Response: The Registrant notes that the Expense example reflects an investor’s fees and costs for Class A with the maximum sales charge of 5.75% imposed. The Registrant believes it is not necessary then to show fees and costs if the lesser contingent deferred sales charge is imposed.

Comment 13: In the discussion of “Principal Investment Risks” on page 8, please state whether the Funds have different risk profiles despite having the same principal investment risks. For example, please note whether the Target Fund has a different risk profile than the Survivor Fund because of its small-to-mid capitalization focus.

Response: The Registrant has amended its disclosures on page 8 to state the following:

Because of their substantially similar, but not identical, principal investment strategies, the principal risks associated with an investment in the Survivor Fund are similar to those associated with an investment in the Target Fund. Principal investment risks for both Funds include equity security risk, management risk, market risk, sector concentration risk, small capitalization risk, technology sector risk, real estate and

Mr. Jason Cox

Mr. Ryan Sutcliffe

April 9, 2021

REIT risk, security risk, and turnover risk. The Target Fund is also subject to LIBOR risk and non-diversification risk. The Survivor Fund is also subject to large capitalization company risk and mid capitalization company risk. The Target Fund emphasizes smaller-cap companies which are generally higher risk. The Survivor Fund has the potential for smaller-cap exposure but will general be in lower risk, larger-cap companies. More information on each of these types of investment risks can be found under “Comparison of the Target Fund and Survivor Fund — Risks of the Funds” below.

Comment 14: Please confirm supplementally whether the advisor received 0.07% of the Target Fund’s average daily net assets for the fiscal year ended June 30, 2020 as stated on page 17.

Response: The Registrant so confirms.

Comment 15: Please confirm the sales charge for Class A shares as disclosed in the second paragraph under the heading “Purchase, Redemption and Pricing Of Fund Shares” on page 18.

Response: The Registrant has amended its disclosures to state the following:

The Class A shares pay a sales charge of up to 5.75% ~~5.00%~~.

Comment 16: Please provide interim financial information in the Financial Highlights (Exhibit B) pursuant to Item 3-18 of Regulation S-X.

Response: The Registrant has added unaudited financial information for the six-month period ended December 31, 2020 in the amended N-14.

Comment 17: Please include a hyperlink to the Statement of Additional Information dated November 1, 2020 as referenced on page of the Statement of Additional Information.

Response: The Registrant has added a hyperlink in the amended N-14.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Mr. Jason Cox

Mr. Ryan Sutcliffe

April 9, 2021

cc: JoAnn M. Strasser